ZURICH

RECEIVED
2009 APR 28 A 6:26

09045957

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference UM / BC
Date April 22, 2009

Zurich Financial Services Ltd / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services Ltd

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the following Note:

- "Disclosure of shareholdings re Bank of America Corp." which has been published on our Website on April 18, 2009

In addition the respective information on shareholdings by Bank of America Corp. has also been published on the electronic publication platform of SIX Swiss Exchange AG.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services Ltd

Ulrich Marti
Corporate Legal Adviser

Enclosure

4/28

46674-03

Disclosure of shareholdings

RECEIVED
2009 APR 28 A 6:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Bank of America Corp. along with its subsidiaries has fallen below the threshold of 3%

1. Publication date	18 April 2009
2. Issuer	Zurich Financial Services AG
3. Shareholders	Bank of America Corp., Charlotte, North Carolina 28255
3.a. Identity of group members	Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, United Kingdom (indirectly held by Merrill Lynch & Co., Inc, Merrill Lynch International, Inc, Merrill Lynch Group Inc, Merrill Lynch Europe Limited, Merrill Lynch Intermediate Holdings, MLEIH Funding, Merrill Lynch Holdings Ltd, ML UK Capital Holdings, Smith Bros UK – Smith Bros Limited, Merrill Lynch Group Holdings I LCC, Merrill Lynch Group Holdings II LCC, Merrill Lynch Liquidity Portfolio LP, ML EMEA Holdings II LLC, ML EMEA Holdings LLC, directly held by Merrill Lynch UK Holdings, SNC Securities Limited) Merrill Lynch, Pierce, Fenner & Smith Incorporated (directly held by Merrill Lynch & Co., Inc) Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zurich, Switzerland (indirectly held by Merrill Lynch & Co., Inc, Merrill Lynch International, Inc, directly held by Merrill Lynch International Holdings Inc.) Merrill Lynch Portfolio Managers Limited

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	(indirectly held by Merrill Lynch Group, Inc, Merrill Lynch & Co., Inc, directly held by ML Invest, Inc)			
3.b. Nature of agreement	Affiliated group			
4. Shareholdings	Purchase position	Share type	Quantity	Percentage
		Registered shares		
		Conversion rights, share purchase rights and granted (written) share sale rights		
		Total		<3%
	Sale position	Share type	Quantity	Percentage
		Share sale rights held and granted (written) conversion and share purchase rights		
		Total		<3%
5. Contract date	8 April 2009			
6. Transfer date	8 April 2009			

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7. Date of notification by shareholder	16 April 2009
8. Triggering circumstances	Decrease of number of shares held
9. Contact	Bjoern Maag, Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zurich, Switzerland Tel: +41 (0)44 297 75 94 Fax: +41 (0)44 291 61 51